                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-13533
CUSIP NUMBER:     669 947 889 Common Stock
                  669 947 806 8.90% Series C Cumulative Redeemable Preferred Stock

       (Check One)  Form 10-K  Form 20-F  Form 11-K |X| Form 10-Q  Form 10-D
                    Form N-SAR   Form N-CSR

                  For Period Ended:  September 30, 2007

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

                  For the Transition Period Ended:

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

NovaStar Financial, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

8140 Ward Parkway, Suite 300
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Address of Principal Executive Office (Street and Number)

Kansas City, Missouri  64114
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|       (b) The subject annual report,  semi-annual report,  transition report on Form 10-K,  Form  20-F,  Form 11-K,  Form N-SAR or Form  N-CSR,  or
          portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject  quarterly report or transition report on Form 10-Q, or subject distribution report on Form
          10-D,  or  portion  thereof,  will be filed  on or  before  the  fifth calendar day following the prescribed due date; and

          (c) The  accountant's  statement  or other  exhibit  required  by Rule
          12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable  detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition  report or portion  thereof,  could not be filed within the prescribed time period.

     Due to the  magnitude  of changes  occurring  in the  business  of NovaStar
Financial Inc. (the  "Company")  during the third quarter of 2007, the Company's
Quarterly  Report on Form 10-Q for the quarter ended  September 30, 2007, due on
November 9, 2007 (the "Form 10-Q"),  could not be filed with the  Securities and
Exchange  Commission on a timely basis without  unreasonable  effort or expense.
The  Company  intends to file the Form 10-Q  within  the 5  calendar  day period contemplated  by Rule 12b-25  promulgated  under the Securities  Exchange Act of
1934, as amended.

PART IV--OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Gregory S. Metz                                           (816) 237-7000
----------------------------------------          ------------------------------
(Name)                                            (Area Code) (Telephone Number)

(2) Have all other  periodic  reports  required under Section 13 or 15(d) of the
Securities  Exchange Act of 1934 or Section 30 of the Investment  Company Act of
1940  during  the

preceding 12 months or for such shorter  period that the registrant was required
to file such report(s) been filed? If answer is no, identify  report(s).  |X|Yes
|_| No

(3) Is it anticipated that any significant  change in results of operations from the  corresponding  period for the last  fiscal  year will be  reflected  by the
earnings statements to be included in the subject report or portion thereof? |X|
Yes |_| No

If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As a result of  changes  in the  Company's  business,  including  closing a substantial  portion of the Company's  mortgage  origination  business and other market factors  impacting the valuation of the Company's  investment  portfolio, the Company's  results of operations for the nine and three month periods ending
September  30,  2007 will change  significantly  from the  Company's  results of operations for the nine and three month periods  ending  September 30, 2006. The
Company has not  finalized  its  financial  statements  for the third quarter of
2007.

                            Novastar Financial, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date:  November 13, 2007               By:     /s/ GREGORY S. METZ
                                          --------------------------------------
                                       Name:   Gregory S. Metz
                                       Title:  Principal Financial Officer